Exhibit 99.1

MTS Announces 2020 Annual General Meeting of Shareholders

Ra’anana, Israel / Powder Springs, Georgia, USA - August 20, 2020 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), call accounting and contact center software, today announced that it will hold its annual general meeting of shareholders (the “Meeting”) on Thursday, September 24, 2020 at 10:30 a.m. (Israel time) offices of the Company’s legal counsel, Ephraim Abramson & Co., Law Offices, 52 Menahem Begin Rd., Sonol Tower, 12th Floor, Tel Aviv, 6713701, Israel, and thereafter as it may be adjourned or postponed from time to time. As part of the Company’s precautions regarding the Coronavirus (Covid-19), the Company will enable participation and convening of the meeting via teleconference at the following dial-in numbers and code: Israel dial-in number: 076-5990000, US dial-in number: 712-770-5561 - Conference code: 150360#.

The agenda of the Meeting is as follows:

1.	To re-elect Haim Mer as a member of the Board of Directors for a term expiring at our 2021 Annual General Meeting of Shareholders and when his successor is elected and qualified;

2.	To re-elect Ms. Varda Trivaks as an outside director (as such term is defined in the Israeli Companies Law) for a fifth term and to approve her terms of service;

3.	To approve terms of procurement of a directors’ and officers’ liability insurance policy for current and future office holders; and

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2020, and to authorize the Board of Directors to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to the Audit Committee.

In addition, the auditor’s report and consolidated financial statements of the Company for the year ended December 31, 2019 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on Tuesday, August 25, 2020 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof. The Company plans to mail a proxy statement that describes the proposals to be considered at the Meeting and a proxy card on or about Friday, August 28, 2020. The proxy statement and proxy card will also be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on or about August 20, 2020.

The approval of the election of a director in Item 1 and the proposals set forth in Items 2 through 4 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter presented for passage.  The approval of the proposal set forth in Item 2 also requires compliance with additional special “disinterested” voting requirements as set forth in the proxy statement.

Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to the Company’s offices at the above address no later than September 14, 2020.  Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov. Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than August 27, 2020.

Shareholders may vote their ordinary shares by means of a proxy card, which is required to be received by the Company, along with the documentation set forth in the proxy statement, at least four (4) hours prior to the appointed time of the Meeting, to be counted for the Meeting.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management (TEM), call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S. and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com

Forward Looking Statements
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s ability to achieve  profitable operations, its ability  to continue to operate as a going concern, its ability to continue to meet NASDAQ continued listing requirements, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which we operate on our operations, the demand for our products and our customers’ economic condition, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel,  general economic conditions and other risk factors detailed in the Company’s annual report and other filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540